Exhibit 99.1

Press Release

TAT Technologies Reports Third Quarter 2025 Results

Netanya, Israel, November 12, 2025 - TAT Technologies Ltd. (NASDAQ and TASE: “TATT”) (“TAT” or the “Company”) a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three-month and nine-month period ended September 30, 2025.

Financial highlights for the third quarter of 2025:

•
Revenues increased by 14.3% to $46.2 million compared to $40.5 million for the third quarter of 2024. For the nine months of 2025 revenues increased by 18.4% to $131.5 million compared to $111.1 million in the nine months of 2024.

•
Gross profit increased by 36.8% to $11.6 million (25.1% of revenues) compared to $8.5 million (21.0% of revenues) for the third quarter of 2024. For the nine months of 2025 gross profit increased by 37.6% to $32.4 million (24.6% of revenues) compared to $23.5 million (21.2% of revenues) in the nine months of 2024.

•
Operating Income increased by 52.6% to $5.3 million (11.4% of revenues) compared to $3.4 million (8.5% of revenues) for the third quarter of 2024. For the nine months of 2025 operating income increased by 65.3% to $13.9 million (10.5% of revenues) compared to $8.4 million (7.6% of revenues) in the nine months of 2024.

•
Net Income increased by 69.0% to $4.8 million compared to $2.9 million for the third quarter of 2024. For the nine months of 2025 net income increased by 59.3% to $12.1 million compared to $7.6 million in the nine months of 2024.

•
Adjusted EBITDA increased by 34.4% to $6.8 million (14.6% of revenues) compared to $5.0 million (12.4% of revenues) for the third quarter of 2024. Adjusted EBITDA for the nine months of 2025 increased by 42.2% to $18.6 million (14.1% of revenues) compared to $13.1 million (11.8% of revenues) in the nine months of 2024.

•
Cash flow provided by operating activities for the three and nine months ended September 30, 2025, was $7.5 million and $9.4 million, respectively, compared to cash flows provided by operating activities of $2.7 million and cash flows used in operating activities of $(4.8) million for the three and nine months ended September 30, 2024, respectively.

Mr. Igal Zamir, TAT’s CEO and President, commented: “TAT Technologies continues to deliver organic growth that exceeds the broader MRO market, reflecting the diversification and depth of our business model. Growth this quarter was broad-based, with APU activity rebounding following the softness seen earlier in the spring and incremental contributions from landing gear maintenance. We have positioned the Company as a trusted partner to carriers by addressing underserved parts of the market. Our agility and responsiveness are valued by our customers and continue to translate incremental growth opportunities.”

“Our performance increasingly reflects the company’s earnings power, as incremental growth is translating into meaningful operating leverage and cash flow conversion,” continued Mr. Zamir. “Gross margin expanded by 410 basis points, driven by higher margin revenue streams, and disciplined operational management enabled us to grow net income by 69% and Adjusted EBITDA by 34%. Combined with improved working capital efficiency, we generated $7.5 million in cash flow from operations in the quarter, and on a year-to-date basis, $20.4 million in incremental revenue has translated to more than $14 million in incremental cash from operations.”

Mr. Zamir continued, “TAT now operates from a position of strength with sustainable profitability, strong cash generation, and a balance sheet that includes more than $47 million in cash and over $94 million in working capital. With this foundation, we are beginning to actively explore accretive opportunities to compliment and expand our capabilities and scale. Organically, we are confident in our ability to sustain growth and drive continued margins expansion through 2026 and beyond.”

Investor Call Information

TAT Technologies will host a webcast to review the quarterly results on Thursday, November 13, 2025, at 8:30 a.m. ET. Interested investors can register for the webcast at the link below or visit the investor relations section of the Company’s website at https://tat-technologies.com/investors/.

•	Conference call

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as an alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA below.

About TAT Technologies LTD

We are a leading provider of solutions and services to the aerospace and defense industries. We operate four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through our Kiryat Gat facility (TAT Israel); (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through our subsidiary Limco Airepair Inc. (“Limco”); (iii) MRO services for aviation components through our subsidiary, Piedmont Aviation Component Services LLC (“Piedmont”) (mainly Auxiliary Power Units (“APUs”) and landing gear); and (iv) overhaul and coating of jet engine components through our subsidiary, Turbochrome Ltd. (“Turbochrome”).

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories through TAT Israel primarily include the design, development and manufacture of (i) a broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft and ground applications; and (iii) a variety of mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO and OEM of heat transfer solutions include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates a Federal Aviation Administration (“FAA”)-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs and landing gear. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul through its Turbochrome facility includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

Contact:
Mr. Eran Yunger
Director of IR
erany@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release and/or this report contains “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, LTAs and backlog, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TAT TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	September 30,	December 31,
	2025	2024

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$47,094	$7,129
Accounts receivable, net of allowance for credit losses of $321 and $400 as of September 30, 2025, and December 31, 2024, respectively	33,330	29,697
Inventory	78,171	68,540
Prepaid expenses and other current assets	6,301	7,848

Total current assets	164,896	113,214

NON-CURRENT ASSETS:
Property, plant and equipment, net	46,172	41,576
Operating lease right of use assets	5,363	2,282
Intangible assets, net	1,528	1,553
Investment in affiliates	4,460	2,901
Funds in respect of employee rights upon retirement	736	654
Deferred income taxes	683	877
Restricted deposit	297	305

Total non-current assets	59,239	50,148
Total assets	$224,135	$163,362

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,151	$2,083
Short-term loans	-	4,350
Accounts payable	16,898	12,158
Accrued expenses and other	16,709	18,594
Current maturities of operating lease liabilities	1,358	939

Total current liabilities	37,116	38,124

NON-CURRENT LIABILITIES:
Long-term loans	9,884	10,938
Liability in respect of employee rights upon retirement	1,109	986
Deferred tax liabilities	1,272	-
Operating lease liabilities	4,066	1,345

Total non-current liabilities	16,331	13,269

COMMITMENTS AND CONTINGENCIES (NOTE 4)	-	-
Total liabilities	53,447	51,393

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0 par value at September 30, 2025 and at December 31, 2024, respectively Authorized: 15,000,000 shares at September 30, 2025 and 13,000,000 at December 31, 2024; Issued: 13,225,110 and 11,214,831 shares at September 30, 2025 and at December 31, 2024, respectively; Outstanding: 12,950,637 and 10,940,358 shares at September 30, 2025 and at December 31, 2024, respectively	-	-
Additional paid-in capital	135,745	89,697
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	499	(76)
Retained earnings	36,532	24,436
Total shareholders' equity	170,688	111,969

Total liabilities and shareholders' equity	$224,135	$163,362

TAT TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Revenues:
Products	$12,617	$12,164	$37,804	$35,831
Services	33,618	28,295	93,677	75,241
	46,235	40,459	131,481	111,072

Cost of goods:
Products	9,170	8,535	26,613	25,194
Services	25,464	23,443	72,488	62,347
	34,634	31,978	99,101	87,541
Gross profit	11,601	8,481	32,380	23,531

Operating expenses:
Research and development, net	323	326	887	946
Selling and marketing	1,993	1,994	6,106	5,647
General and administrative	4,025	2,715	11,522	8,940
Other income	-	-	-	(390)
	6,341	5,035	18,515	15,143
Operating income	5,260	3,446	13,865	8,388

Interest expenses	(176)	(420)	(835)	(1,183)
Other financial income (expenses), net	206	(315)	(293)	(308)
Income before taxes on income (taxes benefit)	5,290	2,711	12,737	6,897

Provision for taxes on income (taxes benefit)	821	15	1,624	(94)
Profit before share of equity investment	4,469	2,696	11,113	6,991

Share in profits of equity investment of affiliated companies	372	169	983	601
Net income	$4,841	$2,865	$12,096	$7,592

Earnings per share
Basic	$0.37	$0.27	$1.03	$0.73
Diluted	$0.37	$0.26	$1.02	$0.69

Weighted average number of shares outstanding
Basic	12,911,050	10,609,867	11,776,747	10,462,012
Diluted	13,078,467	10,829,749	11,904,044	11,055,263

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Net income	$4,841	$2,865	$12,096	$7,592
Other comprehensive income (loss), net
Net unrealized losses from derivatives	-	-	-	(27)
Change in foreign currency translation adjustments	(102)	(43)	575	121
Total comprehensive income	$4,739	$2,822	$12,671	$7,686

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity
	Number of shares issued	Amount

BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	$27	$(2,088)	$13,269	$90,683
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2024:
Comprehensive income	-	-	-	94	-	7,592	7,686
Exercise of option	84,006	12	(12)	-	-	-	-
Cancellation of par value	-	(3,152)	3,152	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $152	673,340	-	9,923	-	-	-	9,923
Share based compensation	-	-	210	-	-	-	210
BALANCE AT SEPTEMBER 30, 2024	11,134,431	-	89,608	121	(2,088)	20,861	108,502

BALANCE AT DECEMBER 31, 2024	11,214,831	-	89,697	(76)	(2,088)	24,436	111,969
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2025:
Comprehensive income	-	-	-	575	-	12,096	12,671
Exercise of option	142,981	-	-	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	680	-	-	-	680
BALANCE AT SEPTEMBER 30, 2025	13,225,110	-	$135,745	$499	$(2,088)	$36,532	$170,688

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital		Additional paid-in capital	Accumulated other comprehensive income	Treasury shares	Retained earnings	Total equity
	Number of shares issued	Amount

BALANCE AT JUNE 30, 2024	10,426,194	$3,152	$76,512	$164	$(2,088)	$17,996	$95,736
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2024:
Comprehensive income	34,897	-	-	(43)		2,865	2,822
Exercise of option		(3,152)	3,152	-	-	-	-
Issuance of common shares net of issuance costs of $152	673,340	-	9,923	-	-	-	9,923
Share based compensation		-	21	-	-	-	21
BALANCE AT SEPTEMBER 30, 2024	11,134,431	-	89,608	121	(2,088)	20,861	108,502

BALANCE AT JUNE 30, 2025	13,161,762	-	135,578	600	(2,088)	31,691	165,781
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2025:
Comprehensive income	-	-	-	(101)	-	4,841	4,740
Exercise of stock option	63,348	-	-	-	-	-	-
Share based compensation	-	-	167	-	-	-	167
BALANCE AT SEPTEMBER 30, 2025	13,225,110	-	$135,745	$499	$(2,088)	$36,532	$170,688

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,841	$2,865	$12,096	$7,592
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,249	1,514	3,762	4,319
Non-cash financial (income) expenses	126	220	634	(266)
Change in allowance for credit losses	(104)	(40)	(79)	-
Share in profits of equity investment of affiliated companies	(372)	(169)	(983)	(601)
Share based compensation	167	21	680	210
Gain on disposal of property, plant and equipment	-	-	-	(355)
Deferred income taxes, net	884	12	1,466	(91)
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(960)	(3,456)	(3,554)	(9,706)
Decrease (increase) in prepaid expenses and other current assets	281	(555)	1,464	(838)
Increase in inventory	(1,757)	(5,112)	(9,052)	(10,655)
Increase in trade accounts payable	1,334	3,825	4,740	2,916
Increase (decrease) in accrued expenses and other	1,806	3,665	(1,765)	2,618
Net cash provided by (used in) operating activities	7,495	2,790	9,409	(4,857)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,743)	(1,621)	(8,910)	(3,588)
Proceeds from sale of property and equipment	-	-	-	1,306
Net cash used in investing activities	(2,743)	(1,621)	(8,910)	(2,282)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(473)	(504)	(1,560)	(1,454)
Proceeds from issuance of ordinary shares and exercise of underwriters’ option	-	9,923	48,550	9,923
Issuance costs of ordinary shares and exercise of the underwriters' option	(362)	-	(3,182)	-
Net change in short term loans from banks	-	(10,072)	(4,350)	(9,404)
Net cash provided by (used in) financing activities	(835)	(653)	39,458	(935)

Net increase (decrease) in cash and cash equivalents and restricted cash	3,917	516	39,957	(8,074)
Cash and cash equivalents and restricted cash at beginning of period	43,474	8,352	7,434	16,942
Cash and cash equivalents and restricted cash at the end of period	$47,391	$8,868	$47,391	$8,868

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	1,948	$228	3,783	$818
Reclassification between inventory and property, plant and Equipment	-	-	579	60
Supplemental disclosure of cash flow information:
Interest paid	430	437	946	1,289
Income taxes paid	21	-	197	-

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(U.S dollars in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Net income	$4,841	$2,865	$12,096	$7,592
Adjustments:
Share in results and sale of equity investment of affiliated companies	(372)	(169)	(983)	(601)
Taxes on income (tax benefit)	821	15	1,624	(94)
Financial expenses, net	(30)	735	1,128	1,491
Depreciation and amortization	1,334	1,565	4,025	4,463
Share based compensation	167	21	680	210
Adjusted EBITDA	$6,761	$5,032	$18,570	$13,061